August 26, 2022

Ms. Jan Woo, Legal Branch Chief

Ms. Priscilla Dao, Staff Attorney

Office of Technology

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

Re:	RoyaltyTraders LLC

Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A

Filed July 27, 2022

File No. 024-11532

Dear Ms. Woo,

We acknowledge receipt of the comments in the letter dated August 25, 2022 from the staff of the Division of Corporation Finance (the “Staff”) regarding the post-qualification amendment to the offering statement of RoyaltyTraders LLC (the “Company”).

At this time, the Company has elected to forego providing Non-Fungible Tokens (NFTs) as “perks” to investors in the offering. As such, the Company has amended its offering circular to remove the “Investor Perks” section entirely.

Thank you again for the opportunity to respond to your comments to the offering statement of RoyaltyTraders LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc:

Sean Peace

Alexander Guiva

Managers

RoyaltyTraders LLC